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Registration Statement No. 333-237342

Filed Pursuant to Rule 433

February 4, 2021

MicroSectors U.S. Big Banks Index 3X Leveraged ETNs Upsized to $100 Million in Aggregate Principal Amount

February 4, 2021 – REX Shares, LLC (REX) is proud to announce that Bank of Montreal (BMO) has increased the aggregate principal amount and total notes outstanding of the MicroSectors™ U.S. Big Banks Index 3X Leveraged ETNs (the “ETNs” or “BNKU”) by $25 million, to a new total of $100 million and 2 million notes, respectively.

BNKU is a 3X leveraged exchange traded product linked to the Solactive MicroSectors™ U.S. Big Banks Index. The Solactive MicroSectors™ U.S. Big Banks Index includes 10 highly liquid stocks that represent industry leaders across today’s U.S. banking sector. The index’s underlying composition is equally weighted across all stocks. The Index was launched on February 25, 2019.

Exchange Traded Notes linked to the Solactive MicroSectors™ U.S. Big Banks Index:

Product Details

Ticker	Product	Underlying Index	Leverage
BNKU	MicroSectors™ U.S. Big Banks Index 3X Leveraged ETN	Solactive MicroSectors™ U.S. Big Banks Index	300%
BNKD	MicroSectors™ U.S. Big Banks Index -3X Inverse Leveraged ETN	Solactive MicroSectors™ U.S. Big Banks Index	-300%

Solactive MicroSectors™ U.S. Big Banks Index Holdings*

Ticker	Name	Weight	Ticker	Name	Weight
BAC	Bank of America	10%	PNC	PNC Financial Services	10%
C	Citigroup	10%	SCHW	Charles Schwab	10%
GS	Goldman Sachs	10%	TFC	Truist Financial	10%
JPM	JPMorgan Chase	10%	USB	U.S. Bancorp	10%
MS	Morgan Stanley	10%	WFC	Wells Fargo	10%

*As of 1/19/2021. Index weightings and constituents are subject to change.

Please reach out to us with any questions.

Regards,

Scott Acheychek

President, REX Shares

Adam Stempel

Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. For each ETN, please read the disclosure documents, including the relevant pricing supplements, for additional information, including the relevant risk factors.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offerings to which this press release relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange-traded product solutions.

For more information, please visit www.rexshares.com or www.MicroSectors.com.

Follow us on Twitter: @REXShares and @MSectors

Press Contact

Gregory FCA for REX Shares

Jill Fritz, 484-832-7034

rexshares@gregoryfca.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $949 billion as of October 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Related Links

www.bmo.com

Solactive AG (“Solactive”) is the licensor of the Solactive MicroSectors™ U.S. Big Banks Index. The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the applicable Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.